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Suite 1000
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TEL 800.643.4246
FAX 202.682.2425
WEB icimutual.com

November 18, 2014

Mr. Michael Lewis
Chief Compliance Officer
Saturna Capital Corporation
1300 N. State Street
Bellingham, WA 98225

RE: **Saturna Capital Corporation**
ICI Mutual Investment Company Blanket Bond No. 89265114B ("Bond")
D&O/E&O Liability Insurance Policy No. 89265114D ("Policy")

Dear Michael:

We understand that you prepare a proposed allocation of premium between the joint insureds on the above referenced Bond and Policy. I am hereby confirming that the share of total premium for Blanket Bond and D&O/E&O coverage allocated to each Investment Company Insured is less than the premium such company would have had to pay if it had purchased separate policies each with the same limit from ICI Mutual.

Further to your request, we are providing the following estimates for individual bonds and policies for the separate insureds in the chart below. Please note that these are not quotations, and do not include state premium tax amounts. Should you wish to seek formal quotes for these options, please advise us accordingly as additional underwriting will be necessary.

Individual Insured	Bond Limit (Option 1)	Bond Premium (Option 1)	Bond Limit (Option 2)	Bond Premium (Option 2)	D&O/E&O Policy Limit	Policy Premium
Amana Funds Trust	$2,300,000	$11,500	$3,500,000	$17,000	$3,000,000	$70,000
Saturna Investment Trust	$750,000	$4,100	$3,500,000	$16,000	$1,000,000	$22,500
Saturna Capital Corp	$250,000	$2,100	$3,500,000	$15,500	$1,000,000	$31,500
Saturna Brokerage Svcs	$200,000	$1,900	$3,500,000	$15,000	N/A	

If you have any questions, please do not hesitate to call me at 202/326-5462.

Regards,

Joseph Costello
Underwriter